
10035014

SEC Mail Processing Section
JAN 14 2010
Washington, DC 105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 038164

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11-1-2008 (MM/DD/YY) AND ENDING 10-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Investors Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10237 Yellow Circle Dr.
(No. and Street)

Minnetonka (City) MN (State) 55343 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott J. Marquis 952-945-9455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay, Heutmaker, Zibell & Co., P.L.L.P.
(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Dr. #800 (Address) Minneapolis (City) MN (State) 55344 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 14 2010
BRANCH OF REGISTRATIONS AND
EXAMINATIONS


RECEIVED
JAN 14 2010
10

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott J. Marquis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Investors Group, Inc., as of October 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KATHLEEN MARY GENZ
Notary Public-Minnesota

Signature

Chief Financial & Chief Operations Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN
INVESTORS
GROUP, INC.

10237 Yellow Circle Drive
Minnetonka, MN 55343
h (952) 945-9455
fax (952) 945-9433
www.americaninvestor.com

January 13, 2010

FINRA
120 West 12th Street, Suite 800
Kansas City, MO 64105

Attention: Gregory J. Luken

RE: American Investors Group, Inc.

Mr. Luken:

We are in receipt of your letter dated January 7, 2010 in which you state our audit report submitted appears deficient in that an Accountant's report of material inadequacies was no submitted in compliance with SEC Rule 17a-5(j), nor was a SIPC Supplemental Report submitted in compliance with SEC Rule 17a-5(e)(4).

Please be aware that these two reports were completed during the course of our audit and were inadvertently left out of our filing. Enclosed you will find our Accountant's report on material inadequacies along with a SIPC supplemental report bound separately, dated and manually signed.

Also enclosed is a new Facing Page, An Oath or Affirmation manually signed and notarized. We have sent two original sets of the above reports and affirmation to the SEC in Washington, D.C. and one original set to the district office of the SEC in Chicago, IL.

We apologize for this oversight and any inconvenience this may have caused. If you have any questions, or need any additional information please contact me directly at (952) 252-0909.

Sincerely,



Scott J. Marquis
Chief Financial and Operating Officer
American Investors Group, Inc.

cc: Ms. Merri Jo Gillette
Regional Director
Chicago Regional Office
Securities and Exchange Commission
175 W. Jackson Blvd., Suite 900
Chicago, IL 60604

Financing America's Churches℠

cc: SEC Headquarters
100 F. Street, NE
Washington, DC 20549

cc: Boulay, Heutmaker, Zibell & Co., P.L.L.P.
7500 Flying Cloud Dr., #800
Minneapolis, MN 55344